Mail Stop 6010

March 11, 2008

Robert W. Woodbury, Jr.
Chief Financial Officer
Brooks Automation, Inc.
15 Elizabeth Drive
Chelmsford, Massachusetts 01824

      Re: Brooks Automation, Inc.
              Form 10-K for the fiscal year ended September 30, 2007
              Filed November 29, 2007
              File No. 000-25434

Dear Mr. Woodbury:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Brian R. Cascio
                        Accounting Branch Chief